Ab 10/16

PUBLIC

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2013
DIVISION OF TRADING & MARKETS

SECUR 13025879 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Equities Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 N. Main Street, Suite 270

(No. and Street)

Walnut Creek, CA 94596

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Coit 925-943-6080

(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP

(Name - *if individual, state last, first, middle name*)

12667 Alcosta Blvd., Suite 500 San Ramon CA 94583

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/18/13

OATH OR AFFIRMATION

I, R. Kenneth Coit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequoia Securities Corporation, as of August 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MELINDA L. PEDERSEN
Commission # 1962777
Notary Public - California
Contra Costa County
My Comm. Expires Jan 1, 2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Sequoia Equities Securities Corporation
Walnut Creek, California

We have audited the accompanying financial statement of Sequoia Equities Securities Corporation, which comprise the statement of financial condition as of June 30, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Sequoia Equities Securities Corporation as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Correction of Error

As described in Note 7 to the financial statement, Sequoia Equities Securities Corporation recorded a prior period adjustment to record amounts payable under an affiliate expense sharing agreement. Our opinion is not modified with respect to this matter.

Armanino LLP
Armanino[LLP]
San Ramon, California

August 28, 2013

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2013

ASSETS

Cash	$ 29,341
Total assets	$ 29,341

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to affiliated company	$ 27,100
Total liabilities	27,100
Stockholder's equity	
Common stock, no par value; 10,000 shares authorized; 3,000 shares issued and outstanding	331,387
Accumulated deficit	(329,146)
Total stockholder's equity	2,241
Total liabilities and stockholder's equity	$ 29,341

The accompanying notes are an integral part of this financial statement.

SEQUOIA EQUITIES SECURITIES CORPORATION
Notes to Financial Statement
June 30, 2013

1. Nature of Business

Sequoia Equities Securities Corporation ("the Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates. The Company does not hold customer funds or invest in securities.

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses (see Note 5). The financial results of the Company would be significantly different absent these relationships with the affiliated companies.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Revenue recognition

Concession revenue is generated from the brokerage of debt and equity investments, primarily real estate limited partnership units. Concession revenue is recognized as earned when funding has been completed according to terms of the offering agreements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes are not provided for as they are not significant. The Company has evaluated its current tax positions and has concluded that as of June 30, 2013, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital, shall not exceed 15 to 1 or 6-2/3%.

The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2013, the Company had net capital of $2,241 which was $2,759 below its required net capital of $5,000 (see Note 8). The Company's ratio of aggregate indebtedness to net capital was 12.093 to 1 as of June 30, 2013.

4. Income Taxes

At June 30, 2013, there are federal net operating loss carry forwards of approximately $229,000 and state net operating loss carry forwards of approximately $160,000. The net operating losses expire in the years ending June 30, 2013 through June 30, 2033. Since the realization of the loss carry forwards does not meet the more-likely-than-not criteria required, a valuation allowance has been provided to eliminate the net deferred tax asset at June 30, 2013.

The Company may be subject to periodic audits by the Internal Revenue Service ("IRS") and other taxing authorities. For state tax returns, the Company is generally no longer subject to tax examinations for years prior to June 30, 2009. For U.S. federal tax returns, the Company is no longer subject to tax examination for years prior to June 30, 2010.

5. Affiliate Expense Agreements

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is being charged flat fees of $100 and $1,000 per month for its share of operating expenses under these affiliate expense agreements. Amounts payable to the affiliated companies under these agreement totaled $27,100 at June 30, 2013 (see Note 7).

6. Concentrations

Substantially all of the Company's concession revenue for the year ended June 30, 2013 was derived from the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates.

7. Prior Period Adjustment

During the year ended June 30, 2013, the Company recorded an adjustment to record amounts payable under an expense sharing agreement with Coit Real Estate Group, Inc., a company owned by the Company's stockholder. Under the terms of the expense sharing agreement, effective April 1, 2011, Coit Real Estate Group, Inc. provides management services and back office support, including payment of overhead costs on behalf of the Company. In consideration of services and facilities provided, the Company is charged $1,000 monthly. No amounts were paid to Coit Real Estate Group, Inc. since the inception of the agreement, nor was a liability recognized for amounts due and unpaid to Coit Real Estate Group, Inc. Accordingly, the Company recorded an adjustment to record amounts payable to Coit Real Estate Group, Inc. from the agreement's inception through June 30, 2012 totaling $15,000 and increase the accumulated deficit balance as of June 30, 2012.

8. Subsequent Event

The Company has evaluated subsequent events through August 28, 2013, the date the financial statements were available to be issued. No subsequent events other than described below have occurred that would have a material impact on the presentation of the Company's financial statements.

The Company's stockholder made a capital contribution of $20,000 on July 15, 2013 in order to meet the Company's minimum net capital requirement (see Note 3).